SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 11 November 2002

AngloGold Limited
(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]  Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure[s]

•	Announcement of the posting of a Circular to shareholders dated 11 November 2002

1. INTRODUCTION
2. MEMORANDUM AND ARTICLES OF ASSOCIATION
3. ODD-LOT OFFER
4. SUB-DIVISION OF ORDINARY SHARES
5. SALIENT DATES AND TIMES
6. GENERAL MEETING
7. CIRCULAR
SIGNATURES

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold”)
ISIN: ZAE000014601
JSE Share code: ANG

•	Memorandum and Articles of Association

•	Odd-lot offer

•	Sub-division of ordinary shares

1.	INTRODUCTION

Subject to the passing, and where necessary registration, of the required resolutions of shareholders in general meeting, AngloGold proposes to:

-	adopt a new Memorandum and Articles of Association;

-	implement an odd-lot offer to shareholders holding less than 50 ordinary shares in aggregate; and

-	sub-divide each ordinary share of the company on a 2:1 basis.

2.	MEMORANDUM AND ARTICLES OF ASSOCIATION

2.1	Memorandum of Association

The existing Memorandum of Association was registered at the time of the company’s incorporation as Vaal Reefs Exploration and Mining Company Limited on 29 May 1944. A certificate of change of name to Anglogold Limited with effect from 30 March 1998 was issued by the Registrar of Companies on 13 March 1998. The proposed new Memorandum of Association will reflect succinct statements of AngloGold’s main business and object, as provided for in terms of the Companies Act, 1973.

2.2	New Articles of Association

The present Articles of Association were adopted and registered in April 1997. The proposed new Articles of Association take cognisance of numerous subsequent amendments to the Companies Act, the current Listings Requirements of the JSE Securities Exchange South Africa (“JSE”) and other stock exchanges on which the company’s shares are listed, the implementation of STRATE (Shares Transactions Totally Electronic) and the issue of the King Report on Corporate Governance for South Africa 2002.

The new Memorandum and Articles of Association have been approved by the JSE and the Australian Stock Exchange.

3.	ODD-LOT OFFER

3.1	There are currently 15,555 shareholders in AngloGold holding less than 50 ordinary shares (“odd-lot holders”). These odd-lot holders hold 175,050 ordinary shares which constitutes only 0.16% of the total number of ordinary shares in issue.

In order to reduce the substantial recurring costs of administration associated with this large number of odd-lot holders, the board of directors of AngloGold has proposed the implementation of an odd-lot offer (“odd-lot offer”) to facilitate a reduction in the number of odd-lot holders in AngloGold in an equitable manner. A significant number of odd-lot holders received their odd-lot holdings at the time of the formation of AngloGold in 1998.

The odd-lot offer is not available to

-	holders of American Depositary Shares (ADSs); or

-	shareholders whose registered addresses are, or who are located, in the United States (“U.S.”) or to shareholders who are U.S. persons; or

-	holders of CHESS Depositary Interests (CDIs); or

-	holders of AngloGold shares in book entry form through the Euroclear France system under Euroclear France securities code 12969.

AngloGold has not registered and will not register under the U.S. Securities Act any AngloGold shares being offered or sold under the odd-lot offer. Therefore, these AngloGold shares may not be offered or sold in the United States or to U.S. persons, unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Eligible odd-lot shareholders who wish to participate in the odd-lot offer will be asked to make certain representations and agree to the foregoing restrictions. They should carefully read the circular to shareholders and the form of election before participating in the odd-lot offer.

3.2	Offer price

The odd-lot offer will be implemented at an offer price of R493.32 per ordinary share, being the volume weighted average traded price of AngloGold ordinary shares on the JSE over the 10 trading days ended Tuesday, 29 October 2002.

3.3	Mechanism of the odd-lot offer

3.3.1	All ordinary shareholders who hold, individually, in aggregate less than 50 ordinary shares (“odd-lot holdings”) will be afforded the opportunity to participate in the odd-lot offer which opens at 09:00 on Monday, 11 November 2002 and closes at 16:00 on Friday, 20 December 2002. The odd-lot offer will be implemented on the basis that odd-lot holders may, during the aforementioned offer period, elect to:

-	sell their odd-lot holdings to AngloGold at the offer price of R493.32 per ordinary share (“the cash alternative”); or

-	purchase sufficient additional AngloGold ordinary shares at R468.65, being the offer price less a 5% discount, per ordinary share to increase their odd-lot holdings to 50 ordinary shares (“the share purchase alternative”); or

-	retain their odd-lot holdings.

Odd-lot holders who do not, on or before 16:00 on Friday, 20 December 2002, make an election to accept the cash alternative, or the share purchase alternative or to retain their odd-lot holdings, will be deemed to have accepted the cash alternative, and, accordingly, will be entitled to receive payment of the offer price of R493.32 per ordinary share multiplied by the number of AngloGold shares held.

Shareholders should note that any payments due will only be made against surrender of existing ordinary share certificates or other documents of title.

Transaction costs (including stamp duty) in respect of the odd-lot offer will be paid by AngloGold.

3.3.2	The ordinary shares of those odd-lot holders who do not make an election or who elect the cash alternative will be sold in the first instance to those odd-lot holders who elect to increase their holdings to 50 ordinary shares and any surplus ordinary shares will be purchased at the offer price by AngloGold.

3.3.3	To the extent that the number of ordinary shares being sold is insufficient to meet the aggregate requirements of those odd-lot holders who elect to increase their holding to 50 ordinary shares, AngloGold will issue new ordinary shares to the odd-lot holders in question at the offer price less a 5% discount.

3.3.4	AngloGold will purchase, at the offer price, the ordinary shares of those odd-lot holders who elect to sell their odd-lot holdings and those who make no election, to the extent that the number of such odd-lot holdings exceed the number of ordinary shares required to be transferred to those odd-lot holders who elect the share purchase alternative.

3.4	Conditions precedent

The implementation of the odd-lot offer is subject to the fulfilment of the conditions precedent that the special resolutions, relating to the adoption of the new Memorandum and Articles of Association and to the granting to AngloGold of a specific authority to repurchase its ordinary shares, are duly passed by shareholders in general meeting and registered by the Registrar of Companies.

3.5	Effect on ordinary share capital

The potential specific repurchase of ordinary shares or the issue of new ordinary shares for cash under general authority by AngloGold, as a result of the odd-lot offer, will have no material effect on AngloGold’s ordinary share capital.

3.6	Financial effects

The odd-lot offer and the potential specific repurchase of ordinary shares by AngloGold, or the potential issue of new ordinary shares for cash under general authority by AngloGold, will not have any material effect on the net asset value, the headline earnings or the earnings per ordinary share of AngloGold.

4.	SUB-DIVISION OF ORDINARY SHARES

4.1	The AngloGold ordinary share price is currently at very high levels relative to the shares of other gold companies listed on the JSE, which makes it difficult for smaller investors to invest in AngloGold.

In order to make AngloGold’s ordinary shares more affordable, the directors of AngloGold have proposed that, subsequent to the closure of the odd-lot offer, with effect from the close of business on Tuesday, 24 December 2002, each ordinary share of 50 cents will be sub-divided into 2 ordinary shares of 25 cents each.

Following the sub-division of ordinary shares:

-	the ADS to ordinary share ratio will change from two AngloGold ADSs to one AngloGold ordinary share to one AngloGold ADS being equal to one new AngloGold ordinary share;

-	the ratio of CDIs to new AngloGold ordinary shares will be adjusted so that one new AngloGold ordinary share will be equivalent to 5 AngloGold CDIs. The net effect on CDI holders of the sub-division of the AngloGold shares and the adjustment of the CDI ratio is that the number of CDIs held by each CDI holder will not change. Holders of CDIs will be issued with a new holding statement;

-	the ratio of CDIs to ADSs will remain the same so that 5 AngloGold CDIs will be equivalent to one AngloGold ADS.

4.2	Condition precedent

The sub-division is conditional on the special resolution relating to the sub-division being passed by shareholders in general meeting and registered by the Registrar of Companies.

4.3	Financial effects

The sub-division will not result in any change in the Company’s pro forma net asset value, headline earnings or earnings. The sub-division will result in the pro forma net asset value per share, headline earnings per share and earnings per share of AngloGold being reduced by a factor of 2.

5.	SALIENT DATES AND TIMES

2002

Election period for the odd-lot offer opens at 09:00 on	Monday, 11 November

Forms of proxy to be received by 10:00 on	Tuesday, 3 December

General meeting to be held at 10:00 on	Thursday, 5 December

Results of general meeting published in the South African press on Friday, 6 December and released on all relevant stock exchanges’ news services on	Thursday, 5 December

Circular containing a second form of surrender posted to shareholders on	Friday, 6 December

Last day to trade on the JSE in order to participate in the odd-lot offer	Thursday, 12 December

Election period for the odd-lot offer closes (and forms of election to be received by) 16:00 on	Friday, 20 December

Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on	Friday, 20 December

Implementation of the odd-lot offer takes effect after close of business on	Friday, 20 December

Results of the odd-lot offer published in the South African press and released on all relevant stock exchanges’ news services on	Monday, 23 December

Safe custody accounts debited/credited and updated at CSDP/ broker, in respect of shareholders holding dematerialised shares who accepted the odd-lot offer, on	Monday, 23 December

Cheques posted/electronic funds transfers effected in respect of certificated shareholders against surrender of existing document(s) of title pursuant to:

• the sale of odd-lot holdings in respect of certificated shares, or	Monday, 23 December

2002

• the election by shareholders of the cash alternative from

Last day to trade in existing shares, prior to the sub-division taking effect at close of business on	Tuesday, 24 December

Shares will trade as new sub-divided AngloGold shares from	Friday, 27 December

2003

Record date for the sub-division	Friday, 3 January

New share certificates in respect of new AngloGold shares posted to shareholders who hold certificated shares against surrender of existing document(s) of title and new share certificates in respect of new AngloGold shares posted to shareholders who accepted the odd-lot offer from	Monday, 6 January

Safe custody accounts updated at CSDP/broker, in respect of shareholders holding dematerialised shares, on	Monday, 6 January

Notes:

1.	The above dates and South African times, are subject to change. Any changes will be published in the South African press and released on all relevant stock exchanges’ news services.

2.	Shareholders may not dematerialise or rematerialise their AngloGold ordinary shares from the commencement of business on Friday, 13 December 2002 to the close of business on Friday, 3 January 2003.

3.	Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their odd-lot offer election in the manner and time stipulated in the custody agreement governing the relationship between the odd-lot holder and his/her CSDP or broker.

6.	GENERAL MEETING

A general meeting of ordinary shareholders of AngloGold will be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, at 10:00 on Thursday, 5 December 2002, at which meeting the special and ordinary resolutions required to adopt the new Memorandum and Articles of Association and to implement the odd-lot offer and the sub-division of ordinary shares will be proposed.

7.	CIRCULAR

A circular to AngloGold’s ordinary shareholders containing details of the proposed adoption of a new Memorandum and Articles of Association, the odd-lot offer and sub-division of ordinary shares, a notice of general meeting, a form of proxy, a voting instruction form, a form of election and a form of surrender, will be posted to ordinary shareholders on or about Monday, 11 November 2002.

The circular will be available on the Internet at http://www.anglogold.com and additional copies in printed format may be obtained from the offices of AngloGold’s share registrars in Johannesburg, Bristol and Perth.

Johannesburg
11 November 2002

JSE Sponsor	Legal Advisers
UBS Warburg	Australia — Freehills South Africa — Tabacks United States of America & United Kingdom — Shearman & Sterling

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 November 2002	By: /s/ C R Bull

Name: C R Bull Title: Company Secretary